

Mail Stop 7010

April 7, 2008

Mr. Chen Gao
President and CEO
American Metal & Technology, Inc.
633 W. 5th Street
26th Floor
Los Angeles, CA 90071

> **RE:** **Form 10-KSB for the fiscal year ended July 31, 2006**
> **Form 10-QSB/A for the period ended September 30, 2007**
> **Form 8-K/A filed June 12, 2007**
> **File No. 033-19048-NY**

Dear Mr. Gao:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief